acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

May 30, 2007

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 11, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from January 1, 2007 to March 31, 2007, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from January 1, 2007 to March 31, 2007

	Date	Descriptions	Information* provided to
Exhibit 1	January 16, 2007	48th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public
Exhibit 2	January 16, 2007	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 3	January 19, 2007	Notice Concerning Liquidation of an Overseas Subsidiary Company (English translation)	Public, TSE
Exhibit 4	January 26, 2007	Corporate Governance Report (Brief description in English)	TSE
Exhibit 5	January 31, 2007	Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2007 (Consolidated) (English translation)	Public, TSE
Exhibit 6	January 31, 2007	Data Book (The Third Quarter Report for The Fiscal Year Ending March, 2007) (English translation)	Public, TSE
Exhibit 7	February 2, 2007	49th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public
Exhibit 8	February 2, 2007	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 9	March 16, 2007	Notification of Resolution on the Revision of Basic Policy of Establishment of the Internal Control System (English translation)	Public, TSE
Exhibit 10	March 27, 2007	50th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public
Exhibit 11	March 27, 2007	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE

* “TSE” means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.
“DKLFB” means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

January 16, 2007

48th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 48th issuance of domestic unsecured straight bonds via book-entry transfer system for corporate bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 48th issuance of domestic unsecured straight bonds
Total value	15 billion yen
Interest rate	2.03% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	January 16, 2007
Payment date	January 23, 2007
Maturation date	January 23, 2012
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Credit Suisse Securities (Japan) Limited
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Moody's Investors Service, Inc.: A2
	Japan Credit Rating Agency, Ltd.: A+
	Rating and Investment Information, Inc.: A

EXHIBIT 2

(Brief Description)

Supplemental Document to the Shelf Registration Statement

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplement was filed with the DKLFB on January 16, 2007, relating to the Unsecured Straight Bonds Forty-eight Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥15,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Forty-eight Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2006, which was attached to our letter dated October 11, 2006 to the Securities and Exchange Commission ("SEC") under Rule 12g3-2(b) and the news release dated January 16, 2007 ("48th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 1).

EXHIBIT3

January 19, 2007

Notice Concerning Liquidation of an Overseas Subsidiary Company

ACOM CO., LTD. (hereinafter, "ACOM") will liquidize its subsidiary, ACOM FUNDING CO., LTD. (Cayman), with the approval at the board of directors held on January 19, 2007.

1. Reason of Dissolution

ACOM FUNDING CO., LTD. has incorporated financial services for ACOM, however, ACOM decided to liquidize this subsidiary along with the end of its principal business.

2. Outline of a Subsidiary Company

Company Name	ACOM FUNDING CO., LTD.
Incorporated	July 10, 2002
Location	M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies
Representative	Rika Nakamura
Principal Business	Financial Services for ACOM
Investment Composition	ACOM: 100% (Paid-in Capital: US dollar 1,000)
Date of Liquidation	March 20, 2007 (Planned)

3. Effect on ACOM's Performance

The liquidation of the subsidiary company is expected to have a nominal impact on ACOM's consolidated business results for fiscal year ending March 2007.

EXHIBIT4

(Brief Description)

Corporate Governance Report dated January 26, 2007

Under the Listing Rule and the Timely Disclosure Regulation of the Tokyo Stock Exchange, Inc. ("TSE"), ACOM CO., LTD. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

EXHIBIT 5

(Translation for reference only)
In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

RECEIVED

Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2007 (Consolidated)

January 31, 2007

Forward-looking Statement

The statements and figures contained in this Brief Statement of Third Quarter Financial Results for the fiscal year ending March 2007 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	First Section of Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533-0631

1. Items Relating to the Preparation of Brief Statement of Quarter Financial Results
   (1) Simplified Accounting Policies: Not adopted
   (2) Change in Accounting Policies: Notadopted
   (3) Change in Scope of Consolidation and Equity Method: Changed

Consolidated subsidiaries (addition):	5
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	—
Affiliates accounted for under equity method (exclusion):	—

Note: All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.

2. Consolidated Business Results for the Third Quarter Accounting Period (from April 1, 2006 to December 31, 2006)

(1) Consolidated Business Results

	Operating Income		Operating Profit		Income Before Extraordinary Items		Net Income (Loss) (Third Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
12/06 (3Q)	321,228	(4.4)	80,533	(27.4)	83,243	(26.4)	(261,804)	(499.6)
12/05 (3Q)	336,123	3.1	110,970	(3.7)	113,046	(1.1)	65,515	(0.4)
3/06 (Annual)	445,431		110,392		113,011		65,595	

	Net Income (Loss) per Share (Third Quarter) (Yen)	Net Income per Share Diluted (Third Quarter) (Yen)
12/06 (3Q)	(1,665.49)	—
12/05 (3Q)	416.26	416.05
3/06 (Annual)	416.69	416.50

Note: Regarding operating income, operating profit etc., the figures in percentages show the year-on-year change from previous third quarter.

[Qualitative Information on Progress in Business Results (Consolidated)]

Despite sluggish personal consumption, Japan's economy during the third quarter of the current consolidated fiscal year continued to enjoy a moderate recovery overall, as capital investment rose against a backdrop of high corporate earnings and as corporate production activities gained momentum. Nevertheless, increasingly fierce competition, especially in the loan business, newspaper reports and other media coverage reinforcing a negative image for the consumer finance industry as a whole, and amendments of laws governing the loan business (e.g., the passage of partial revisions to the Money-Lending Business Control and Regulation Law by last year's extraordinary session of the Diet) all made the business environment in which the Group operated a very challenging one.

Under such circumstances, the Group continued to focus on its priority issues for the fiscal year in domestic business while pursuing pro-active measures in Asia in the context of its overseas operations. The Group has come together as one to examine individual issues and implement solutions toward realizing the aims of the "ACOM Group Management Reformation" announced on November 8, 2006 at the release of the interim financial statements for the fiscal year ending March 2007.

The business results for the third quarter of the current consolidated fiscal year showed operating income of 321,228 million yen (down 4.4% year-on-year) due to a reduction in loan receivables, and income before extraordinary items of 83,243 million yen (down 26.4% year-on-year) because of a year-on-year rise in the Group's operating expenses (bad-debt-related expenses, interest-repayment-related expenses, etc.) in addition to the decline in operating income. The quarterly net loss was 261,804 million yen, attributable in part to inclusion of 317,061 yen transferred to the allowance for loss on interest repayments (357.5 billion yen for the interim period) among extraordinary losses for the interim period.

(2) Consolidated Financial Status

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Ratio of Shareholders' Equity	Net Assets Per Share (Yen)
12/06 (3Q)	2,032,724	623,318	30.3%	3,917.51
12/05 (3Q)	2,098,034	929,779	44.3%	5,915.65
3/06 (Annual)	2,106,681	927,722	44.0%	5,901.70

[Consolidated Cash Flow Status]

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents At the End of Term
12/06 (3Q)	80,902	(104)	(63,615)	116,227
12/05 (3Q)	70,887	(44,278)	(70,655)	102,270
3/06 (Annual)	100,226	(44,973)	(104,389)	97,399

[Qualitative Information on Changes in Financial Position (Consolidated)]

At the end of the third quarter, the Group's total assets and shareholders' equity had decreased by 73,956 million yen and 283,823 million yen respectively compared with the end of the previous consolidated fiscal year. The ratio of shareholders' equity decreased 13.7 points to 30.3%.

Current assets decreased by 25,454 million yen and fixed assets declined by 48,502 million yen. The principal reasons for the decline in current assets were lower loans receivable (42,966 million yen) and installment receivables (23,256 million yen) and higher cash and time deposits (24,032 million yen), while a decrease in investment securities (47,524 million yen) was partially responsible for the drop in fixed assets.

Total liabilities rose by 235,319 million yen over the end of the previous consolidated fiscal year due to decreases in interest-bearing debt (47,459 million yen), Accrued income taxes (26,162 million yen) and deferred tax liabilities (14,026 million yen), and an increase in the allowance for loss on interest repayments.

(Cash Flows)

Cash and cash equivalents (hereinafter, "funds") at the end of this third quarter rose by 18,828 million yen over the end of the previous consolidated fiscal year to 116,227 million yen.

Cash flow from operating activities showed an increase of 80,902 million yen, primarily due to: a 249,208 million yen net loss before income taxes for this third quarter; a decrease of 12,068 million yen in the allowance for bad debts; an increase of 311,691 million yen in the allowance for loss on interest repayments; an increase in funds of 45,749 million yen due to decreased disbursement of loan receivables; an increase in funds of 25,159 million yen resulting from decreased installment receivables; and income taxes paid totaling 48,775 million yen.

Cash flow from investing activities recorded a decrease of 104 million yen. This was primarily because the amount paid for the purchase of tangible fixed assets exceeded the amount of sales of tangible fixed assets, causing a decrease in funds of 1,629 million yen, and because the proceeds from sales of investments in securities exceeded the original cost of investments in securities, causing an increase of 835 million yen.

Cash flow from financing activities saw a decrease of 63,615 million yen. This was primarily because the total payment amount for repayments of interest-bearing debt exceeded the total amount of revenues resulting from proceeds from loans by 51,415 million yen, dividend payments of 21,994 million yen, and because of an increase in funds due to payment of appropriations for bond redemptions (10 billion yen).

[Reference]

Forecasts for the Fiscal Year Ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

(Millions of yen)

	Operating Income	Income before Extraordinary Items	Net Income (Loss)
Annual	425,000	96,700	(257,300)

Reference: Forecasted net income (loss) per share (annual): (1,636.83) yen

[Qualitative Information on Earnings Forecasts]

We have reposted the consolidated results forecast accompanying the interim financial results released on November 8, 2006 as our consolidated results forecast for the fiscal year ending March 2007. Please note that year-end results may differ from the forecasted figures due to a variety of factors.

[Annexed Materials]

1. Summarized Consolidated Financial Statements

(1) Summarized Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period (As of December 31, 2005)		This third quarter consolidated accounting period (As of December 31, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Change (ytd)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,890,182	90.1	1,878,270	92.4	1,903,724	90.4	(25,454)	(1.3)
Cash and time deposits	76,820		94,434		70,402		24,032	34.1
Loans receivable	1,692,016		1,660,206		1,703,172		(42,966)	(2.5)
Installment receivables	145,702		108,199		131,456		(23,256)	(17.7)
Inventories	18,824		24,310		21,507		2,802	13.0
Deferred tax assets	29,031		51,648		42,591		9,056	21.3
Short-term loans	25,450		21,793		26,997		(5,204)	(19.3)
Other current assets	27,256		35,582		36,681		(1,099)	(3.0)
Allowances for bad debts	(124,920)		(117,904)		(129,084)		11,180	(8.7)
II. Fixed assets	207,851	9.9	154,454	7.6	202,956	9.6	(48,502)	(23.9)
Tangible fixed assets	52,069		50,665		52,002		(1,336)	(2.6)
Intangible fixed assets	1,380		1,244		1,268		(23)	(1.9)
Investments and other assets	154,402		102,544		149,686		(47,142)	(31.5)
Investments in securities	132,398		80,263		127,787		(47,524)	(37.2)
Other fixed assets	22,003		22,280		21,898		381	1.7
Total Assets	2,098,034	100.0	2,032,724	100.0	2,106,681	100.0	(73,956)	(3.5)
(Liabilities)								
I. Current liabilities	441,303	21.1	392,193	19.3	468,670	22.3	(76,476)	(16.3)
Short-term loans	43,965		53,032		51,729		1,302	2.5
Current portion of long-term loans	234,347		210,306		229,633		(19,326)	(8.4)
Commercial Paper	40,000		60,000		50,000		10,000	20.0
Current portion of bonds and notes	75,500		25,000		55,000		(30,000)	(54.5)
Accrued income taxes	12,985		212		26,375		(26,162)	(99.2)
Allowance for loss on interest repayments	—		—		23,700		(23,700)	—
Deferred income on installment sales	13,443		8,138		11,485		(3,346)	(29.1)
Other current liabilities	21,061		35,504		20,746		14,757	71.1
II. Fixed liabilities	722,088	34.4	1,017,211	50.0	705,415	33.5	311,796	44.2
Straight bonds	205,000		229,420		210,000		19,420	9.2
Long-term loans	488,037		439,366		468,222		(28,855)	(6.2)
Deferred tax liabilities	23,779		8,042		22,062		(14,019)	(63.5)
Allowance for loss on interest repayments	—		335,391		—		335,391	—
Other fixed liabilities	5,272		4,990		5,131		(140)	(2.7)
Total liabilities	1,163,392	55.5	1,409,405	69.3	1,174,085	55.8	235,319	20.0

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period (As of December 31, 2005)		This third quarter consolidated accounting period (As of December 31, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Changes (ytd)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	4,861	0.2	—	—	4,873	0.2		
(Shareholders' equity)								
I. Common stock	63,832	3.1	—	—	63,832	3.0		
II. Capital surplus	76,056	3.6	—	—	76,020	3.6		
III. Earned surplus	775,940	37.0	—	—	776,021	36.9		
IV. Net unrealized gains on other securities	34,404	1.6	—	—	31,886	1.5		
V. Foreign currency translation adjustments	(1,794)	(0.1)	—	—	(1,498)	(0.1)		
VI. Treasury stock	(18,659)	(0.9)	—	—	(18,538)	(0.9)		
Total shareholders' equity	929,779	44.3	—	—	927,722	44.0		
Total liabilities, minority interests, and shareholders' equity	2,098,034	100.0	—	—	2,106,681	100.0		
(Net assets)								
I. Shareholders' equity			613,511	30.2				
Common stock			63,832	3.2				
Capital surplus			76,010	3.7				
Earned surplus			492,176	24.2				
Treasury stock			(18,508)	(0.9)				
II. Valuation and translation adjustments			2,298	0.1				
Net unrealized gains on other securities			3,538	0.2				
Deferred gains (losses) on hedges			(2)	(0.0)				
Foreign currency translation adjustments			(1,237)	(0.1)				
III. Minority interests			7,508	0.4				
Total net assets			623,318	30.7				
Total liabilities and net assets			2,032,724	100.0				

(2) Summarized Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period From April 1, 2005 to December 31, 2005		This third quarter consolidated accounting period From April 1, 2006 to December 31, 2006		Change (yoy)		Prior consolidated fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	336,123	100.0	321,228	100.0	(14,894)	(4.4)	445,431	100.0
Interest on loans receivable	294,316		280,153		(14,163)	(4.8)	389,387	
Fees from credit card business	4,724		4,457		(266)	(5.6)	6,211	
Fees from installment sales financing	10,696		6,474		(4,222)	(39.5)	13,733	
Fees from credit guarantees	3,855		4,452		596	15.5	5,203	
Collection of purchased receivables	9,565		10,501		935	9.8	13,322	
Other financial income	43		79		35	82.6	49	
Sales	5,873		6,887		1,014	17.3	7,681	
Other operating income	7,047		8,220		1,173	16.7	9,841	
II. Operating expenses	225,152	67.0	240,694	74.9	15,541	6.9	335,039	75.2
Financial expenses	15,590		15,250		(340)	(2.2)	20,711	
Cost of purchased receivables	5,684		6,786		1,102	19.4	8,064	
Cost of sales	3,782		4,603		821	21.7	5,126	
Other operating expenses	200,095		214,053		13,958	7.0	301,136	
Operating profit	110,970	33.0	80,533	25.1	(30,436)	(27.4)	110,392	24.8
III Non-operating income	2,200	0.6	2,786	0.8	586	26.6	2,759	0.6
IV. Non-operating expenses	124	0.0	76	0.0	(47)	(38.4)	140	0.0
Income before extraordinary items	113,046	33.6	83,243	25.9	(29,803)	(26.4)	113,011	25.4
V. Extraordinary income	401	0.1	236	0.1	(165)	(41.1)	411	0.1
VI. Extraordinary losses	931	0.2	332,689	103.6	331,757	—	1,363	0.3
Income (loss) before income taxes for the third quarter accounting period (fiscal year)	112,517	33.5	(249,208)	(77.6)	(361,725)	(321.5)	112,059	25.2
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	34,188	14.0	16,216	3.8	(17,971)	(73.6)	47,389	10.5
Deferred income taxes	12,714		(3,846)		(16,561)		(968)	
Gain (loss) on minority interests in consolidated subsidiaries	99	0.0	224	0.1	125	126.8	43	0.0
Net income (loss) for the third quarter accounting period (fiscal year)	65,515	19.5	(261,804)	(81.5)	(327,319)	(499.6)	65,595	14.7

(3) Summarized Consolidated Statement of Changes in Net Assets
This Third Quarter Accounting Period (From April 1, 2006 to December 31, 2006)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during this third quarter accounting period					
Dividends from surplus (note)			(22,006)		(22,006)
Bonuses to directors (note)			(34)		(34)
Net income (loss) for the third quarter accounting period			(261,804)		(261,804)
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(9)		30	21
Total changes during this third quarter accounting period		(9)	(283,844)	30	(283,823)
Balance as of December 31, 2006	63,832	76,010	492,176	(18,508)	613,511

	Valuation and translation adjustments				Minority interest	Total net assets
	Net unrealized gains on other securities	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	—	(1,498)	30,387	4,873	932,595
Changes during this third quarter accounting period						
Dividends from surplus (note)						(22,006)
Bonuses to directors (note)						(34)
Net income (loss) for the third quarter accounting period						(261,804)
Acquisition of treasury stock						(0)
Disposal of treasury stock						21
Net changes of items other than shareholders' equity during this third quarter accounting period	(28,347)	(2)	261	(28,088)	2,635	(25,452)
Total changes during this third quarter accounting period	(28,347)	(2)	261	(28,088)	2,635	(309,276)
Balance as of December 31, 2006	3,538	(2)	(1,237)	2,298	7,508	623,318

Note: Items represent disposal of retained earnings at the Annual Shareholder's Meeting held in June 2006 and interim dividends approved at the Board of Directors held in November 2006.

(3) Summarized Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period From April 1, 2005 to December 31, 2005	This third quarter consolidated accounting period From April 1, 2006 to December 31, 2006	Change (yoy)	Prior consolidated fiscal year From April 1, 2005 to March 31, 2006
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income (loss) before income taxes for the third quarter accounting period (fiscal year)	112,517	(249,208)	(361,725)	112,059
Depreciation and amortization	3,467	3,084	(382)	4,805
Increase (decrease) in allowance for bad debts	(2,783)	(12,068)	(9,284)	1,084
Increase (decrease) in allowance for loss on interest repayments	—	311,691	311,691	23,700
Decrease (increase) in loans receivable	(11,316)	45,749	57,065	(21,697)
Decrease (increase) in installment receivable	31,787	25,159	(6,627)	47,101
Decrease (increase) in inventories	(2,121)	(2,789)	(668)	(4,803)
Increase (decrease) in deferred income on installment sales	(4,546)	(3,769)	776	(6,741)
Other operating activities	(7,269)	10,555	17,824	(6,433)
Subtotal	119,734	128,404	8,670	149,074
Income taxes paid	(49,590)	(48,775)	814	(49,695)
Others	744	1,273	529	846
Cash provided by operating activities	70,887	80,902	10,014	100,226
II. Cash flow from investing activities				
Purchase of tangible fixed assets	(2,874)	(1,688)	1,185	(4,227)
Purchase of investments in securities	(46,073)	(257)	45,816	(46,078)
Proceeds from sale of investments in securities	1,146	1,092	(53)	1,796
Other investment activities	3,523	748	(2,774)	3,536
Net cash used in investing activities	(44,278)	(104)	44,173	(44,973)
III. Cash flow from financing activities				
Proceeds from short-term loans	189,787	235,990	46,203	262,945
Repayments of short-term loans	(182,242)	(235,914)	(53,671)	(248,009)
Proceeds from issue of commercial paper	110,000	170,000	60,000	160,000
Payments for redemption of commercial paper	(90,000)	(160,000)	(70,000)	(130,000)
Proceeds from issue of straight bonds	39,742	29,275	(10,466)	59,615
Payments for redemption of straight bonds	(35,300)	(40,000)	(4,700)	(71,040)
Proceeds from long-term debt	131,582	118,575	(13,007)	171,962
Repayments of long-term debt	(206,145)	(169,342)	36,802	(271,851)
Payments for purchase of treasury stock	(9,207)	(0)	9,207	(9,207)
Cash dividends paid by the Company	(19,699)	(21,994)	(2,295)	(19,694)
Other financing activities	826	9,795	8,968	(9,109)
Net cash used in financing activities	(70,655)	(63,615)	7,039	(104,389)
IV. Effect of exchange rate change on cash and cash equivalents	396	195	(201)	616
V. Increase (decrease) in cash and cash equivalents	(43,649)	17,377	61,026	(48,520)
VI. Cash and cash equivalents at the beginning of the fiscal year	145,920	97,399	(48,520)	145,920
VII. Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	—	1,450	1,450	—
VIII. Cash and cash equivalents at the end of third quarter accounting period (fiscal year)	102,270	116,227	13,956	97,399

2. Consolidated Operating Results

(1) Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period From April 1, 2005 to December 31, 2005		This third quarter consolidated accounting period From April 1, 2006 to December 31, 2006		Prior consolidated fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
		%		%		%
Financial service businesses	331,079	98.5	316,388	98.5	438,886	98.5
Loan business	299,790	89.2	285,164	88.8	396,485	89.0
Credit card business	4,921	1.5	4,669	1.4	6,462	1.4
Installment sales finance business	11,488	3.4	7,564	2.4	14,839	3.3
Guarantee business	4,469	1.3	6,599	2.0	6,651	1.5
Loan servicing business	10,229	3.0	10,882	3.4	14,117	3.2
Others	179	0.1	1,509	0.5	331	0.1
Other businesses	5,043	1.5	4,839	1.5	6,544	1.5
Rental business	3,285	1.0	3,348	1.0	4,318	1.0
Others	1,757	0.5	1,490	0.5	2,226	0.5
Total	336,123	100.0	321,228	100.0	445,431	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2005)	This third quarter consolidated accounting period (As of December 31, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Loan business	1,692,016	1,660,206	1,703,172
Credit card business	49,323	46,320	48,120
Credit card	48,739	45,725	47,537
Others	583	594	583
Installment sales finance business	96,379	61,879	83,335
Loan servicing business	14,751	20,015	17,423
Total	1,852,470	1,788,421	1,852,053

2) Bad Debts

(Millions of yen)

Category \ Term	Prior third quarter consolidated accounting period (As of December 31, 2005)	This third quarter consolidated accounting period (As of December 31, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Loans to borrowers in bankruptcy or under reorganization	8,300	7,182	7,707
Loans in arrears	35,192	78,883	49,904
Loans past due for three months or more	4,475	1,531	1,995
Restructured loans	50,522	56,110	54,764
Total	98,490	143,708	114,371

(Category criteria of concerning situations of bad debts)

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans of accrued interest

Loans in arrears

Other delinquent loans exclusive of accrued interest. This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

3) Number of Customer Accounts

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2005)	This third quarter consolidated accounting period (As of December 31, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Loan business	3,442,555	3,478,323	3,450,636
Credit card business	1,240,513	1,259,418	1,259,509
Credit card	1,234,566	1,253,339	1,253,603
Others	5,947	6,079	5,906
Installment sales finance business	809,563	446,394	671,742
Loan servicing business	183,854	222,635	200,662
Rental business	8,177	6,640	9,268

Notes: The definition of number of customer accounts is as follows,
(1) Loan business: Number of loan accounts with loan balance outstanding
(2) Credit card business
Credit card: Cardholder of ACOM MasterCard®
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Loan servicing business: Number of accounts for purchased loans
(5) Rental business: Number of users during the period

4) Other

Item \ Term	Prior third quarter consolidated accounting period (As of December 31, 2005)	This third quarter consolidated accounting period (As of December 31, 2006)	Prior consolidated fiscal year (As of March 31, 2006)
Number of outlets	2,025	2,054	2,102
Number of employees	6,721	6,735	6,796
Allowance for bad debts (Millions of yen)	127,615	120,042	131,620
Allowance for loss on debt guarantees (Millions of yen)	1,594	1,913	1,647
Allowance for loss on interest repayments (Millions of yen)	—	335,391	23,700
Bad debt write-offs (Millions of yen)	85,920	76,770	115,981
Loss on interest repayments	8,762	51,763	13,528

Note: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

3. Contingent Liabilities (As of December 31, 2006)

Amount of guaranteed receivables of guarantee business

Guaranteed receivables	102,554 million yen
Allowance for loss on debt guarantees	1,913 million yen
Net	100,641 million yen

[Reference] (Non-consolidated)

(1) Amount of guaranteed receivables of guarantee business

Guaranteed receivables	177,069 million yen
Allowance for loss on debt guarantees	3,770 million yen
Net	173,299 million yen

(2) Amount of guaranteed liabilities of affiliated companies

DC Cash One Ltd.	80,317 million yen
EASY BUY Public Company Limited	48,556 million yen
IR Loan Servicing, Inc.	7,200 million yen
JLA INCORPORATED	333 million yen
JCK CREDIT CO., LTD.	326 million yen

Summarized Financial Statements (Non-consolidated)

(1) Summarized Balance Sheets

(Millions of yen)

Subject \ Term	Prior third quarter accounting period (As of December 31, 2005)		This third quarter accounting period (As of December 31, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Change (ytd)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,715,464	87.6	1,686,788	90.4	1,725,542	88.0	(38,753)	(2.2)
Cash and time deposits	58,343		78,268		53,981		24,286	45.0
Loans receivable	1,593,832		1,531,285		1,596,276		(64,991)	(4.1)
Installment receivables	100,593		81,094		93,321		(12,227)	(13.1)
Deferred tax assets	26,684		49,529		40,244		9,284	23.1
Short-term loans	23,950		21,093		24,997		(3,903)	(15.6)
Other current assets	27,970		35,787		36,889		(1,102)	(3.0)
Allowances for bad debts	(115,910)		(110,270)		(120,170)		9,900	(8.2)
II. Fixed assets	242,035	12.4	180,010	9.6	235,920	12.0	(55,910)	(23.7)
Tangible fixed assets	38,512		36,513		38,488		(1,974)	(5.1)
Intangible fixed assets	1,138		991		1,019		(27)	(2.7)
Investments and other assets	202,384		142,504		196,412		(53,908)	(27.4)
Total Assets	1,957,500	100.0	1,866,798	100.0	1,961,462	100.0	(94,664)	(4.8)
(Liabilities)								
I. Current liabilities	370,742	18.9	296,252	15.9	385,572	19.6	(89,320)	(23.2)
Short-term loans	2,000		—		1,000		(1,000)	—
Current portion of long-term loans	223,119		174,500		207,221		(32,721)	(15.8)
Commercial Paper	40,000		60,000		50,000		10,000	20.0
Current portion of bonds and notes	70,000		25,000		55,000		(30,000)	(54.5)
Accrued income taxes	11,538		40		24,937		(24,896)	(99.8)
Allowance for loss on interest repayments	—		—		23,700		(23,700)	—
Deferred income on installment sales	6,213		4,205		5,515		(1,309)	(23.7)
Other current liabilities	17,870		32,505		18,197		14,307	78.6
II. Fixed liabilities	660,808	33.8	959,343	51.4	652,481	33.3	306,862	47.0
Straight bonds	205,000		220,000		210,000		10,000	4.8
Long-term loans	433,477		398,758		421,987		(23,229)	(5.5)
Allowance for loss on interest repayments	—		335,391		—		335,391	—
Other fixed liabilities	22,331		5,193		20,494		(15,300)	(74.7)
Total liabilities	1,031,550	52.7	1,255,595	67.3	1,038,053	52.9	217,541	21.0

Subject \ Term	Prior third quarter accounting period (As of December 31, 2005)		This third quarter accounting period (As of December 31, 2006)		Prior consolidated fiscal year (As of March 31, 2006)		Change (y/d)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Shareholders' equity)								
I. Common stock	63,832	3.3	—	—	63,832	3.3		
II. Capital surplus	76,056	3.9	—	—	76,020	3.9		
III. Earned surplus	771,112	39.4	—	—	770,836	39.3		
IV. Net unrealized gains on other securities	33,608	1.7	—	—	31,258	1.6		
V. Treasury stock	(18,659)	(1.0)	—	—	(18,538)	(1.0)		
Total shareholders' equity	925,950	47.3	—	—	923,408	47.1		
Total liabilities and shareholders' equity	1,957,500	100.0	—	—	1,961,462	100.0		
(Net assets)								
I. Shareholders' equity	—	—	607,879	32.6	—	—		
Common stock	—	—	63,832	3.4	—	—		
Capital surplus	—	—	76,010	4.1	—	—		
Earned surplus	—	—	486,544	26.1	—	—		
Treasury stock	—	—	(18,508)	(1.0)	—	—		
II. Net unrealized gains on other securities	—	—	3,323	0.1	—	—		
Securities valuation adjustment	—	—	3,323	0.1	—	—		
Total net assets	—	—	611,202	32.7	—	—		
Total liabilities and net assets	—	—	1,866,798	100.0	—	—		

(2) Summarized Income Statements

(Millions of yen)

Subject \ Term	Prior third quarter accounting period From April 1, 2005 to December 31, 2005		This third quarter accounting period From April 1, 2006 to December 31, 2006		Change (yoy)		Prior fiscal year From April 1, 2005 to March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	300,503	100.0	283,075	100.0	(17,427)	(5.8)	396,637	100.0
Interest on loans receivable	278,455		262,546		(15,909)	(5.7)	367,619	
Fees from credit card business	4,670		4,401		(268)	(5.7)	6,139	
Fees from installment sales financing	4,420		2,736		(1,684)	(38.1)	5,550	
Fees from credit guarantees	6,314		7,278		964	15.3	8,549	
Other financial income	41		73		31	76.0	46	
Other operating income	6,599		6,038		(561)	(8.5)	8,732	
II. Operating expenses	193,574	64.4	204,808	72.4	11,234	5.8	290,512	73.2
Financial expenses	13,784		12,632		(1,151)	(8.4)	18,186	
Other operating expenses	179,789		192,175		12,386	6.9	272,325	
Operating profit	106,928	35.6	78,266	27.6	(28,662)	(26.8)	106,124	26.8
III. Non-operating income	1,751	0.6	2,495	0.9	744	42.5	2,215	0.6
IV. Non-operating expenses	149	0.1	114	0.0	(35)	(23.8)	165	0.1
Income before extraordinary items	108,530	36.1	80,648	28.5	(27,881)	(25.7)	108,174	27.3
V. Extraordinary income	487	0.2	256	0.1	(231)	(47.5)	489	0.1
VI. Extraordinary losses	942	0.3	332,698	117.5	331,755	—	1,424	0.4
Income before income taxes for the third quarter accounting period (fiscal year)	108,075	36.0	(251,793)	(88.9)	(359,869)	(333.0)	107,239	27.0
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	31,610	14.6	15,428	3.7	(16,181)	(76.0)	44,770	10.8
Deferred income taxes	12,036		(4,970)		(17,007)		(1,682)	
Net income for the third quarter accounting period (fiscal year)	64,428	21.4	(262,251)	(92.6)	(326,680)	(507.0)	64,152	16.2
Retained earnings carried forward from the previous period	23,363						23,363	
Interim dividends	10,999						10,999	
Unappropriated retained earnings for the third quarter accounting period (fiscal year)	76,792						76,515	

EXHIBIT 6

DATA BOOK
Quarterly Report

The Third Quarter Report for The Fiscal Year Ending March, 2007

ACOM CO., LTD.

January 2007
Code No. 8572

Contents

	Pages
Notes to DATA BOOK	1
Trend in Actual Results and Estimates (Consolidated)	
1. Income and Expenses	2
2. Operating Income by Segment	2
3. Receivables Outstanding by Segment	3
4. Number of Customer Accounts by Segment	3
Trend in Actual Results and Estimates (Non-Consolidated)	
5. Income and Expenses	4
6. Operating Income by Category	4
7. Receivables Outstanding	5
8. Number of Customer Accounts	5
9. Number of New Loan Customers	6
10. Number of Loan Business Outlets	6
11. Cash Dispensers, ATMs and MUJINKUN	6
12. Employees	6
13. Unsecured Loans Receivable Outstanding by Interest Rate	7
14. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding	7
15. Bad Debt Write-offs	8
15-2. Unsecured Loans Write-offs by Reasons	8
16. Bad Debts	9
16-2. Loans in Arrears for Less Than 3 Months	9
17. Allowance for Bad Debts	9
18. Allowance for Loss on Interest Repayments	9
19. Credit Card Business [ACOM MasterCard®]	10
20. Installment Sales Finance Business	10
21. Guarantee Business	10
22. DC Cash One Ltd.	11
(Reference) Category criteria of concerning situations of bad debts	12

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. " - " is displayed when the percentage change exceeds 1,000%.

Note:7. "(E)" indicates estimates.

Note:8. "C.R." indicates composition ratio.

Trend in Actual Results and Estimates (Consolidated)

1. Income and Expenses (Consolidated)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	433,965	-0.2	110,512	222,182	336,123	445,431	2.6	108,587	-1.7	215,880	-2.8	321,228	-4.4	425,000	-4.6
Operating Expenses	289,604	-7.9	66,952	143,390	225,152	335,039	15.7	92,050	37.5	157,668	10.0	240,694	6.9	330,800	-1.3
Financial Expenses	22,534	-16.3	5,342	10,472	15,590	20,711	-8.1	5,009	-6.2	10,136	-3.2	15,250	-2.2	21,400	3.3
Bad-debt-related Expenses	108,453	-22.8	21,945	50,851	83,141	117,125	8.0	40,956	86.6	56,551	11.2	98,285	18.2	139,700	19.3
Interest-repayment-related Expenses	-	-	1,623	4,525	8,762	37,228	-	7,372	354.2	13,155	190.7	13,155	50.1	13,155	-2.8
Operating Profit	144,361	19.9	43,560	78,792	110,970	110,392	-23.5	16,537	-62.0	58,211	-26.1	80,533	-27.4	94,200	-14.7
Non-operating Income	1,454	12.2	684	1,246	2,200	2,759	89.6	1,347	96.9	1,823	46.3	2,786	26.6	2,600	-5.8
Non-operating Expenses	2,468	-15.3	22	123	124	140	-94.3	9	-56.0	18	-84.8	76	-38.4	100	-28.9
Income Before Extraordinary Items	143,347	20.7	44,222	79,916	113,046	113,011	-21.2	17,875	-59.6	60,016	-24.9	83,243	-26.4	96,700	-14.4
Extraordinary Income	142	-95.7	0	400	401	411	189.3	221	-	221	-44.8	236	-41.1	600	45.8
Extraordinary Losses	3,101	75.1	52	743	931	1,363	-56.0	178	240.3	317,461	-	332,689	-	334,700	-
Income Before Income Taxes	140,388	16.7	44,169	79,572	112,517	112,059	-20.2	17,917	-59.4	-257,223	-	-249,208	-321.5	-237,400	-
Net Income	81,533	15.9	25,784	48,351	65,515	65,595	-19.5	10,698	-58.5	-282,140	-	-261,804	-499.6	-257,300	-

Note: Interest-repayment-related Expenses from the first quarter to the third quarter for the fiscal year ended March, 2006 is indicated an actual amount of interest repayments.

2. Operating Income by Segment (Consolidated)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	433,965	-0.2	110,512	222,182	336,123	445,431	2.6	108,587	-1.7	215,880	-2.8	321,228	-4.4	425,000	-4.6
Loan Business	387,348	-1.0	99,428	199,358	299,790	396,485	2.4	96,691	-2.8	191,567	-3.9	285,164	-4.9	372,600	-6.0
ACOM CO., LTD.	379,248	-1.8	94,359	188,899	283,610	374,233	-1.3	91,121	-3.4	180,043	-4.7	266,948	-5.9	348,100	-7.0
DC Cash One Ltd.	-	-	2,596	5,388	8,356	11,354	-	3,155	21.5	6,449	19.7	9,858	18.0	13,200	16.3
EASY BUY Public Company Limited	8,095	61.0	2,471	5,070	7,823	10,895	34.6	2,413	-2.3	5,074	0.1	8,356	6.8	11,300	3.7
JCK CREDIT CO., LTD.	4	-69.2	0	0	0	0	-77.5	0	-86.9	0	-80.3	0	-74.2	0	1.8
Credit Card Business	6,311	7.4	1,631	3,265	4,921	6,462	2.4	1,571	-3.7	3,125	-4.3	4,669	-5.1	6,100	-5.6
ACOM CO., LTD.	6,227	7.7	1,613	3,229	4,867	6,389	2.6	1,552	-3.8	3,088	-4.4	4,613	-5.2	6,000	-6.1
JCK CREDIT CO., LTD.	84	-9.7	17	35	53	72	-14.0	18	4.2	37	3.8	55	4.1	100	38.9
Installment Sales Finance Business	16,622	-26.9	4,006	7,759	11,488	14,839	-10.7	2,789	-30.4	5,185	-33.2	7,564	-34.2	10,200	-31.3
ACOM CO., LTD.	9,456	-32.5	1,740	3,264	4,630	5,802	-38.6	1,098	-36.9	2,067	-36.7	2,982	-35.6	3,700	-36.2
EASY BUY Public Company Limited	2,827	43.1	1,540	3,159	5,008	6,762	139.2	1,309	-15.0	2,413	-23.6	3,595	-28.2	5,300	-21.6
JCK CREDIT CO., LTD.	4,339	-35.8	725	1,335	1,849	2,275	-47.6	381	-47.4	705	-47.2	985	-46.7	1,200	-47.3
Guarantee Business	7,627	51.4	1,345	3,013	4,469	6,651	-12.8	1,945	44.6	4,289	42.4	6,599	47.6	9,800	47.3
ACOM CO., LTD.	7,627	51.4	1,345	3,013	4,469	6,244	-18.1	1,569	16.7	3,457	14.7	5,102	14.2	7,200	15.3
DC Cash One Ltd.	-	-	-	-	-	406	-	375	-	832	-	1,496	-	2,600	540.4
Loan Servicing Business	8,762	214.5	2,466	5,323	10,229	14,117	61.1	3,820	54.9	7,226	35.8	10,882	6.4	17,700	25.4
Rental Business	3,781	7.2	1,041	2,119	3,285	4,318	14.2	1,097	5.4	2,167	2.3	3,348	1.9	4,500	4.2
Others	3,511	-6.2	591	1,343	1,937	2,557	-27.2	671	13.4	2,318	72.6	3,000	54.9	4,100	60.3
Other Financial Businesses	42	-	26	109	179	331	676.0	111	316.5	1,247	-	1,509	741.5	2,000	504.2

3. Receivables Outstanding by Segment (Consolidated)

	2005/3	YOY %	2006/3: 2005/6	2005/9	2005/12	2006/3	YOY %	2007/3: 2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,869,685	0.7	1,873,667	1,871,972	1,852,470	1,852,053	-0.9	1,840,451	-1.8	1,827,358	-2.4	1,788,421	-3.4	-3.5	1,784,000	-3.7
Loan Business	1,680,184	3.5	1,688,899	1,697,962	1,692,016	1,703,172	1.4	1,701,404	0.7	1,692,422	-0.3	1,660,206	-2.5	-1.9	1,662,200	-2.4
ACOM CO., LTD.	1,601,773	-0.7	1,603,842	1,606,799	1,593,832	1,596,276	-0.3	1,586,814	-1.1	1,571,342	-2.2	1,531,285	-4.1	-3.9	1,525,500	-4.4
JCK CREDIT CO., LTD.	33	-49.8	28	24	22	20	-38.7	19	-31.5	18	-23.7	-	-	-	20	0.0
EASY BUY Public Company Limited	17,163	66.8	19,040	20,504	24,541	29,564	72.3	33,715	77.1	36,846	79.7	42,588	44.1	73.5	47,100	59.3
DC Cash One Ltd.	59,246	-	63,701	68,103	70,768	74,142	25.1	77,253	21.3	80,064	17.6	81,536	10.0	15.2	84,900	14.5
Credit Card Business	49,399	5.7	49,392	49,129	49,323	48,120	-2.6	47,725	-3.4	47,111	-4.1	46,320	-3.7	-6.1	45,700	-5.0
ACOM MasterCard®	48,833	6.3	48,822	48,579	48,739	47,537	-2.7	47,140	-3.4	46,531	-4.2	45,725	-3.8	-6.2	45,200	-4.9
JCK CREDIT CO., LTD.	546	-27.9	556	538	569	568	4.1	575	3.4	574	6.8	587	3.3	3.1	500	-12.0
Installment Sales Finance Business	127,378	-29.8	121,313	108,949	96,379	83,335	-34.6	75,878	-37.5	66,926	-38.6	61,879	-25.7	-35.8	55,900	-32.9
ACOM CO., LTD.	70,014	-38.5	64,128	56,783	51,840	45,769	-34.6	42,643	-33.5	38,202	-32.7	35,362	-22.7	-31.8	31,900	-30.3
JCK CREDIT CO., LTD.	33,607	-43.8	29,576	24,521	20,702	17,335	-48.4	15,486	-47.6	12,891	-47.4	11,460	-33.9	-44.6	10,000	-42.3
EASY BUY Public Company Limited	23,756	202.7	27,608	27,645	23,837	20,229	-14.8	17,748	-35.7	15,832	-42.7	15,056	-25.6	-36.8	14,000	-30.8
Loan Servicing Business	12,723	109.2	14,061	15,930	14,751	17,423	36.9	15,442	9.8	20,898	31.2	20,015	14.9	35.7	20,200	15.9
Guaranteed Receivables	78,015	-22.7	80,856	83,580	86,134	89,894	15.2	94,309	16.6	98,754	18.2	102,554	14.1	19.1	127,700	42.1
ACOM CO., LTD.	78,015	-22.7	80,856	83,580	86,134	89,639	14.9	92,693	14.6	95,124	13.8	95,532	6.6	10.9	101,500	13.2
DC Cash One Ltd.	-	-	-	-	-	254	-	1,616	-	3,630	-	7,021	-	-	26,200	-

4. Number of Customer Accounts by Segment (Consolidated)

	2005/3	YOY %	2006/3: 2005/6	2005/9	2005/12	2006/3	YOY %	2007/3: 2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Loan Business	3,406,054	7.7	3,423,022	3,443,070	3,442,555	3,450,636	1.3	3,456,665	1.0	3,464,188	0.6	3,478,323	0.8	1.0	3,452,000	0.0
ACOM CO., LTD.	2,902,916	-1.7	2,894,869	2,888,690	2,870,024	2,859,176	-1.5	2,840,024	-1.9	2,806,722	-2.8	2,745,024	-4.0	-4.4	2,709,700	-5.2
JCK CREDIT CO., LTD.	167	-60.4	132	98	64	40	-76.0	31	-76.5	24	-75.5	-	-	-	10	-75.0
EASY BUY Public Company Limited	347,003	67.3	363,317	383,168	396,057	410,142	18.2	430,208	18.4	466,293	21.7	538,580	31.3	36.0	540,200	31.7
DC Cash One Ltd.	150,074	-	157,849	163,612	168,082	172,183	14.7	176,248	11.7	179,646	9.8	181,664	5.5	8.1	189,000	9.8
Credit Card Business	1,197,784	11.8	1,209,028	1,226,580	1,240,513	1,259,509	5.2	1,282,575	6.1	1,291,331	5.3	1,259,418	0.0	1.5	1,150,900	-8.6
ACOM MasterCard®	1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,276,566	6.1	1,285,319	5.3	1,253,339	0.0	1.5	1,145,000	-8.7
JCK CREDIT CO., LTD.	5,609	-19.7	5,650	5,528	5,750	5,709	1.8	5,812	2.9	5,815	5.2	5,885	3.1	2.3	5,700	-0.2
Installment Sales Finance Business	958,768	8.2	960,816	924,944	809,563	671,742	-29.9	560,068	-41.7	485,142	-47.5	446,394	-33.5	-44.9	440,700	-34.4
ACOM CO., LTD.	284,782	-26.5	265,708	244,575	226,289	205,783	-27.7	190,907	-28.2	173,292	-29.1	159,768	-22.4	-29.4	156,500	-23.9
JCK CREDIT CO., LTD.	148,059	-33.4	133,652	120,214	107,363	96,023	-35.1	85,925	-35.7	76,141	-36.7	67,073	-30.1	-37.5	56,000	-41.7
EASY BUY Public Company Limited	525,927	90.3	561,456	560,155	475,911	369,936	-29.7	283,236	-49.6	235,709	-57.9	219,553	-40.7	-53.9	228,200	-38.3
Loan Servicing Business	137,808	332.7	161,588	190,900	183,854	200,662	45.6	214,200	32.6	217,410	13.9	222,635	11.0	21.1	-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Note 2. Credit Card Business: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. Loan Servicing Business: Number of accounts for purchased loans.

5. Income and Expenses (ACOM)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	402,734	-2.2	99,983	200,312	300,503	396,637	-1.5	96,446	-3.5	190,906	-4.7	283,075	-5.8	370,000	-6.7
Operating Expenses	262,500	-11.3	57,549	124,171	193,574	290,512	10.7	80,164	39.3	134,113	8.0	204,808	5.8	280,000	-3.6
Financial Expenses	21,591	-17.3	4,740	9,296	13,784	18,186	-15.8	4,221	-10.9	8,511	-8.4	12,632	-8.4	17,900	-1.6
Bad-debt-related Expenses	102,462	-24.4	19,826	46,749	76,617	108,183	5.6	38,222	92.8	52,344	12.0	92,328	20.5	132,100	22.1
Bad Debt Write-offs	108,446	-3.7	25,503	51,819	79,963	107,239	-1.1	28,775	12.8	42,868	-17.3	68,870	-13.9	94,900	-11.5
Additional Allowance for Bad Debts	-6,998	-132.6	-5,757	-5,180	-3,606	493	107.1	9,097	258.0	8,996	273.7	23,018	738.3	35,700	-
Additional Allowance for Loss on Debt Guarantees	1,015	-27.0	80	110	260	450	-55.7	350	337.5	480	336.4	440	69.2	1,500	233.3
Interest-repayment-related Expenses	-	-	1,623	4,525	8,762	37,227	-	7,372	354.2	13,155	190.7	13,155	50.1	13,155	-64.7
Interest Repayments	-	-	1,623	4,525	8,762	13,527	-	6,072	274.1	13,630	201.2	24,060	174.6	31,455	132.5
Amount of ACOM's Voluntary Waiver of Repayments	-	-	-	-	-	-	-	-	-	16,024	-	27,703	-	36,800	-
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	23,700	-	1,300	-	-16,500	-	-38,608	-	-55,100	-332.5
Other Operating Expenses	138,289	3.5	31,360	63,600	94,409	126,914	-8.2	30,348	-3.2	60,102	-11.8	86,691	-8.2	116,845	-7.9
Operating Profit	140,234	21.0	42,433	76,140	106,928	106,124	-24.3	16,282	-61.6	56,793	-25.4	78,266	-26.8	90,000	-15.2
Non-operating Income	2,083	-0.1	632	1,030	1,751	2,215	6.3	1,066	68.5	1,638	59.0	2,495	42.5	2,700	21.9
Non-operating Expenses	622	271.2	14	148	149	165	-73.3	9	-35.6	62	-57.8	114	-23.8	100	-39.4
Income Before Extraordinary Items	141,695	20.3	43,051	77,022	108,530	108,174	-23.7	17,339	-59.7	58,369	-24.2	80,648	-25.7	92,600	-14.4
Extraordinary Income	141	-95.6	-	487	487	489	245.7	220	-	242	-50.2	256	-47.5	600	22.7
Extraordinary Losses	2,805	-64.3	55	741	942	1,424	-49.2	176	215.3	317,461	-	332,698	-	334,600	-
Income Before Income Taxes	139,031	22.9	42,995	76,768	108,075	107,239	-22.9	17,384	-59.6	-258,849	-	-251,793	-333.0	-241,400	-
Income Taxes, current	47,540	-12.2	5,188	20,380	31,610	44,770	-5.8	4,420	-14.8	22,330	9.6	15,428	-51.2	25,300	-43.5
Income Taxes, deferred	8,490	-227.3	12,243	10,631	12,036	-1,682	-119.8	2,648	-78.4	1,563	-85.3	-4,970	-141.3	-8,000	375.6
Net Income	83,001	26.4	25,564	45,757	64,428	64,152	-22.7	10,315	-59.6	-282,742	-	-262,251	-507.0	-258,700	-

Note: In line with the inclusion of Interest-repayment-related Expenses, Interest Repayments counted in "Other Operating Expenses" in the past is indicated retroactively from the first quarter for the fiscal year ended March, 2006.

6. Operating Income by Category (ACOM)

(Millions of yen)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Operating Income	402,734	-2.2	99,983	200,312	300,503	396,637	-1.5	96,446	-3.5	190,906	-4.7	283,075	-5.8	370,000	-6.7
Interest on Loans Receivable	372,389	-1.8	92,630	185,502	278,455	367,619	-1.3	89,495	-3.4	177,020	-4.6	262,546	-5.7	343,000	-6.7
Fees from Credit Card Business	6,113	7.0	1,556	3,109	4,670	6,139	0.4	1,484	-4.6	2,955	-4.9	4,401	-5.7	5,700	-7.2
Fees from Installment Sales Financing	9,255	-32.9	1,669	3,132	4,420	5,550	-40.0	1,016	-39.1	1,913	-38.9	2,736	-38.1	3,500	-36.9
Fees from Credit Guarantees	7,599	50.9	2,086	4,551	6,857	9,496	25.0	2,462	18.0	5,300	16.5	7,930	15.7	11,000	15.8
Sales	158	-78.5	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	7,218	0.5	2,040	4,016	6,099	7,830	8.5	1,987	-2.6	3,716	-7.5	5,460	-10.5	6,800	-13.2

7. Receivables Outstanding(ACOM)

	2005/3		2006/3					2007/3								
	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,720,641	-2.9	1,716,806	1,712,174	1,694,425	1,689,598	-1.8	1,678,607	-2.3	1,656,081	-3.3	1,612,379	-4.6	-4.8	1,602,600	-5.1
Loan Business	1,601,773	-0.7	1,603,842	1,606,799	1,593,632	1,596,278	-0.3	1,586,614	-1.1	1,571,342	-2.2	1,531,285	-4.1	-3.9	1,525,500	-4.4
Unsecured Loans	1,545,493	-0.2	1,548,745	1,551,716	1,539,522	1,542,256	-0.2	1,533,505	-1.0	1,519,341	-2.1	1,481,086	-4.0	-3.8	1,475,800	-4.3
Consumers	1,545,295	-0.2	1,548,565	1,551,549	1,539,372	1,542,121	-0.2	1,533,378	-1.0	1,519,223	-2.1	1,480,983	-4.0	-3.8	1,475,700	-4.3
Commercials	197	-42.3	179	167	149	134	-31.5	126	-29.8	118	-29.2	103	-23.6	-31.1	100	-25.4
Secured Loans	56,280	-12.3	55,097	55,083	54,310	54,020	-4.0	53,308	-3.2	52,000	-5.6	50,198	-7.1	-7.6	49,700	-8.0
Credit Card Business	48,853	6.3	48,836	48,591	48,753	47,551	-2.7	47,149	-3.5	46,536	-4.2	45,732	-3.8	-6.2	45,200	-4.9
ACOM MasterCard®	48,833	6.3	48,822	48,579	48,739	47,537	-2.7	47,140	-3.4	46,531	-4.2	45,725	-3.8	-6.2	45,200	-4.9
Installment Sales Finance Business	70,014	-38.5	64,128	56,783	51,840	45,769	-34.6	42,643	-33.5	38,202	-32.7	35,382	-22.7	-31.8	31,900	-30.3
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	535	1.5	537	539	539	542	1.3	542	0.9	544	0.9	542	0.0	0.6	547	0.9
<Reference>																
Guaranteed Receivables	137,261	35.9	144,558	151,684	156,903	163,782	19.3	169,947	17.6	175,188	15.5	177,069	8.1	12.9	186,700	14.0

8. Number of Customer Accounts(ACOM)

	2005/3		2006/3					2007/3								
	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Loan Business	2,902,916	-1.7	2,894,669	2,888,690	2,870,024	2,859,176	-1.5	2,840,024	-1.9	2,806,722	-2.8	2,745,024	-4.0	-4.4	2,709,700	-5.2
Unsecured Loans	2,890,353	-1.7	2,882,435	2,876,210	2,857,629	2,846,796	-1.5	2,827,732	-1.9	2,794,625	-2.8	2,733,226	-4.0	-4.4	2,697,900	-5.2
Consumers	2,890,120	-1.7	2,882,229	2,876,016	2,857,465	2,846,643	-1.5	2,827,589	-1.9	2,794,493	-2.8	2,733,113	-4.0	-4.4	2,697,800	-5.2
Commercials	233	-41.8	206	194	164	153	-34.3	143	-30.6	132	-32.0	113	-26.1	-31.1	100	-34.6
Secured Loans	12,563	-8.5	12,434	12,480	12,395	12,380	-1.5	12,292	-1.1	12,097	-3.1	11,798	-4.7	-4.8	11,800	-4.7
Credit Card Business	1,192,175	12.0	1,203,378	1,221,052	1,234,763	1,253,800	5.2	1,276,763	6.1	1,285,516	5.3	1,253,533	0.0	1.5	1,145,200	-8.7
ACOM MasterCard®	1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,276,566	6.1	1,285,319	5.3	1,253,339	0.0	1.5	1,145,000	-8.7
Installment Sales Finance Business	284,782	-26.5	265,708	244,575	226,289	205,783	-27.7	190,907	-28.2	173,292	-29.1	159,768	-22.4	-29.4	156,500	-23.9

Note 1. Loan Business: Number of customer accounts with outstanding balance
Note 2 ACOM MasterCard®: Number of cardholders
Note 3 Installment Sales Finance Business: Number of contracts with receivables outstanding

9. Number of New Loan Customers(ACOM)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Number of New Loan Customers	340,033	-5.4	84,943	168,888	247,630	330,385	-2.8	81,144	-4.5	150,880	-10.7	210,588	-15.0	270,250	-18.2
Unsecured Loans	339,567	-5.3	84,816	168,600	247,198	329,814	-2.9	81,065	-4.4	150,740	-10.6	210,422	-14.9	270,000	-18.1
Consumers	339,567	-5.3	84,816	168,600	247,198	329,814	-2.9	81,065	-4.4	150,740	-10.6	210,422	-14.9	270,000	-18.1
Commercials	0	-	0	0	0	0	-	0	-	0	-	0	-	-	-
Secured Loans	466	-37.1	127	288	432	571	22.5	79	-37.8	140	-51.4	166	-61.6	250	-56.2

10. Number of Loan Business Outlets(ACOM)

	2005/3	YOY	2006/3					2007/3							
			2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YTD	2006/9	YTD	2006/12	YTD	2007/3(E)	YOY
Number of Loan Business Outlets	1,785	86	1,835	1,901	1,938	2,003	218	2,029	26	2,044	41	1,949	-54	1,868	-135
Staffed	324	-57	310	299	288	277	-47	271	-6	242	-35	182	-95	142	-135
Unstaffed	1,461	143	1,525	1,602	1,650	1,726	265	1,758	32	1,802	76	1,767	41	1,726	0
QUICK MUJIN	38	38	73	111	138	194	156	212	18	218	24	181	-13	174	-20

11. Cash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

	2005/3	YOY	2006/3					2007/3							
			2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YTD	2006/9	YTD	2006/12	YTD	2007/3(E)	YOY
Number of Cash Dispensers and ATMs	81,736	5,454	81,020	81,493	81,923	83,868	2,132	85,050	1,182	85,913	2,045	86,934	3,066	-	-
Proprietary	1,891	-70	1,905	1,932	1,941	1,952	61	1,969	17	1,978	26	1,918	-34	1,846	-106
Open 365 Days/Year	1,888	-69	1,904	1,931	1,940	1,951	63	1,968	17	1,977	26	1,918	-33	-	-
Open 24 Hours/Day	1,662	-43	1,680	1,705	1,716	1,727	65	1,745	18	1,750	23	1,698	-29	-	-
Tie-up	79,845	5,524	79,115	79,561	79,982	81,916	2,071	83,081	1,165	83,935	2,019	85,016	3,100	-	-
Others	8,684	260	8,746	8,814	8,883	8,903	219	8,919	16	8,976	73	8,947	44	-	-
Number of MUJINKUN Machine	1,783	91	1,833	1,899	1,940	2,008	225	2,037	29	2,051	43	1,957	-51	1,875	-133
QUICK MUJIN Machine	38	38	73	111	142	201	163	221	20	227	26	190	-11	183	-18

Note 1: "Others" indicates receipt of payment by convenience stores under an agency agreement.
Note 2: "MUJINKUN" is Automatic Contract Machine.
Note 3: "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

12. Employees(ACOM)

	2005/3	YOY	2006/3					2007/3							
			2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YTD	2006/9	YTD	2006/12	YTD	2007/3(E)	YOY
Number of Employees	4,096	-142	4,129	4,067	4,004	3,911	-185	3,889	-22	3,767	-144	3,707	-204	2,805	-1,106
Head Office	925	-7	930	925	939	937	12	957	20	966	29	978	41	-	-
Credit Supervision related	336	-9	343	338	347	346	10	350	4	361	15	362	16	-	-
Financial Service Business Division	3,171	-135	3,199	3,142	3,065	2,974	-197	2,932	-42	2,801	-173	2,729	-245	-	-
Contact Center	887	-56	895	962	973	964	77	933	-31	940	-24	1,020	56	-	-
Credit Card/Installment Business Dept.	317	-29	310	305	293	281	-36	270	-11	255	-26	248	-33	-	-
Guarantee Business Dept.	48	48	52	53	55	59	11	71	12	94	35	98	39	-	-

13. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate(ACOM)

(Millions of yen)

Effective Annual Interest Rate	2006/3				2006/6				2006/9				2006/12				2007/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,846,643	100.0	1,542,121	100.0	2,827,589	100.0	1,533,378	100.0	2,794,493	100.0	1,519,223	100.0	2,733,113	100.0	1,480,983	100.0	-	-	1,475,700	100.0
28.470% and Higher	61,859	2.2	25,418	1.6	58,343	2.1	24,089	1.6	57,944	2.1	22,993	1.5	52,496	1.9	21,673	1.5	-	-	20,200	1.4
27.375%	1,685,553	59.2	623,676	40.4	1,639,450	58.0	607,556	39.6	1,516,230	54.3	589,938	38.8	1,530,501	56.0	563,535	38.1	-	-	535,900	36.3
25.000% - 26.500%	509,901	17.9	338,043	21.9	493,522	17.4	323,048	21.0	541,995	19.4	309,397	20.4	467,541	17.1	299,407	20.2	-	-	273,800	18.6
20.000% - 24.820%	308,659	10.8	314,393	20.4	312,726	11.0	303,535	19.8	328,536	11.7	304,813	20.1	329,442	12.0	285,110	19.2	-	-	270,300	18.3
18.250% - 19.000%	39,923	1.4	73,732	4.8	41,737	1.5	71,659	4.7	40,603	1.4	70,566	4.6	48,366	1.8	85,401	5.8	-	-	103,600	7.0
15.000% - 18.000%	63,877	2.3	104,125	6.8	95,571	3.4	136,364	8.9	117,231	4.2	151,271	10.0	116,318	4.3	157,653	10.6	-	-	198,400	13.4
Less than 15.000%	176,871	6.2	62,731	4.1	186,240	6.6	67,125	4.4	191,954	6.9	70,241	4.6	188,449	6.9	68,200	4.6	-	-	73,500	5.0
Average Loan Yield	-	-	23.32	-	-	-	22.86	-	-	-	22.59	-	-	-	22.40	-	-	-	22.19	-

Note:Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year.

14. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding(ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2006/3				2006/6				2006/9				2006/12				2007/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≤ 100	436,574	15.3	20,000	1.3	435,328	15.4	19,991	1.3	429,685	15.4	19,828	1.3	430,026	15.7	19,400	1.3	-	-	19,000	1.3
100< ≤ 300	498,132	17.5	110,773	7.2	494,755	17.5	109,971	7.2	492,373	17.6	109,517	7.2	484,425	17.7	107,598	7.3	-	-	106,700	7.3
300< ≤ 500	1,276,930	44.9	591,294	38.4	1,267,641	44.8	587,109	38.3	1,249,009	44.7	578,639	38.1	1,209,760	44.3	559,047	37.7	-	-	558,200	37.8
500< ≤ 1000	328,892	11.6	278,185	18.0	324,539	11.5	274,038	17.9	319,383	11.4	269,265	17.7	309,553	11.3	260,395	17.6	-	-	257,200	17.4
1000<	306,115	10.7	541,866	35.1	305,326	10.8	542,268	35.3	304,043	10.9	541,972	35.7	299,349	11.0	534,541	36.1	-	-	534,600	36.2
Total	2,846,643	100.0	1,542,121	100.0	2,827,589	100.0	1,533,378	100.0	2,794,493	100.0	1,519,223	100.0	2,733,113	100.0	1,480,983	100.0	-	-	1,475,700	100.0

15. Bad Debt Write-offs(ACOM)

[Bad Debt Write-offs]

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Bad Debt Write-offs (Millions of yen)	108,446	-3.7	25,503	51,819	79,963	107,239	-1.1	28,775	12.8	58,892	13.6	96,573	20.8	131,700	22.8
Loan Business	97,166	-5.7	22,708	46,204	71,412	95,826	-1.4	25,649	13.0	52,784	14.2	87,152	22.0	118,800	24.0
Unsecured Loans	96,415	-4.3	22,594	45,892	70,857	95,053	-1.4	25,510	12.9	52,462	14.3	86,757	22.4	118,000	24.1
Secured Loans	750	-67.5	113	312	554	772	2.9	139	22.9	321	2.9	394	-28.8	800	3.6
ACOM MasterCard®	4,394	-7.4	1,002	1,961	2,933	3,905	-11.1	967	-3.5	1,879	-4.2	2,962	1.0	3,900	-0.1
Installment Sales Finance Business	3,095	7.1	595	1,144	1,680	2,088	-32.5	358	-39.8	701	-38.8	947	-43.7	1,300	-37.7
Guarantee Business	3,785	103.5	1,196	2,507	3,936	5,409	42.9	1,768	47.8	3,496	39.4	5,480	39.2	7,700	42.4

[Ratio of Bad Debt Write-offs]

	2005/3	YOY	2005/6	2005/9	2005/12	2006/3	YOY	2006/6	YOY	2006/9	YOY	2006/12	YOY	2007/3(E)	YOY
Loan Business (%)	6.05	(-0.33)	1.41	2.87	4.47	5.99	(-0.06)	1.61	(0.20)	3.35	(0.48)	5.68	(1.21)	7.77	(1.78)
Unsecured Loans	6.23	(-0.27)	1.46	2.95	4.60	6.15	(-0.08)	1.66	(0.20)	3.45	(0.50)	5.85	(1.25)	7.98	(1.83)
Secured Loans	1.31	(-2.24)	0.20	0.56	1.01	1.41	(0.10)	0.26	(0.06)	0.61	(0.05)	0.78	(-0.23)	1.60	(0.19)
ACOM MasterCard®	8.98	(-1.34)	2.05	4.03	6.01	8.20	(-0.78)	2.05	(0.00)	4.03	(0.00)	6.46	(0.45)	8.60	(0.40)
Installment Sales Finance Business	4.39	(1.85)	0.92	2.00	3.22	4.53	(0.14)	0.83	(-0.09)	1.82	(-0.18)	2.66	(-0.56)	3.95	(-0.58)
Guarantee Business	2.68	(0.88)	0.80	1.60	2.42	3.18	(0.50)	1.00	(0.20)	1.91	(0.31)	2.95	(0.53)	3.94	(0.76)

Note:1 Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Guarantee Business = Bad Debt Write-offs of Guarantee / (Guaranteed Loan Receivables plus Payments in Subrogation)
Note 2 Figures in brackets indicate year-on-year change in percentage points

15-2. Unsecured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2005/3 C.R.(%)	2005/3 Average Balance	2005/6 C.R.(%)	2005/6 Average Balance	2005/9 C.R.(%)	2005/9 Average Balance	2005/12 C.R.(%)	2005/12 Average Balance	2006/3 C.R.(%)	2006/3 Average Balance	2006/6 C.R.(%)	2006/6 Average Balance	2006/9 C.R.(%)	2006/9 Average Balance	2006/12 C.R.(%)	2006/12 Average Balance	2007/3 C.R.(%)	2007/3 Average Balance
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	408	100.0	420	100.0	424	100.0	425	100.0	425	100.0	421	100.0	427	100.0	432		
Personal Bankruptcy	28.5	450	25.2	477	25.4	475	25.2	468	24.7	466	17.3	447	17.3	449	16.6	455		
Failure to Locate Borrowers	3.1	391	3.1	404	3.2	396	3.1	397	3.2	391	2.4	375	2.8	375	2.6	374		
Borrowers' Inability of Making Repayments, etc.	42.2	422	44.7	434	42.8	435	41.1	436	40.8	435	45.6	431	45.0	431	44.9	434		
ACOM's Voluntary Waiver of Repayments	26.2	355	27.0	362	28.6	375	30.6	385	31.3	389	34.7	402	34.9	414	35.9	424		

16. Bad Debts(ACOM)

(Millions of yen)

	2005/3	%	2005/6	%	2005/9	%	2005/12	%	2006/3	%	2006/6	%	2006/9	%	2006/12	%
Total Amount of Bad Debts	81,210	5.06	87,698	5.46	91,438	5.68	94,483	5.92	109,573	6.85	119,160	7.50	131,458	8.35	136,772	8.92
Loans to Borrowers in Bankruptcy or Under Reorganization	8,377	0.52	8,232	0.51	7,924	0.49	7,595	0.48	7,000	0.44	6,912	0.43	6,584	0.42	6,383	0.42
Applications for Bankruptcy are Proceeded	2,026	0.13	1,759	0.11	1,691	0.11	1,630	0.10	1,307	0.08	1,427	0.09	1,279	0.08	1,152	0.08
Applications for The Civil Rehabilitation are Proceeded	3,176	0.20	3,128	0.19	2,984	0.19	2,910	0.18	2,716	0.17	2,608	0.16	2,530	0.16	2,539	0.17
Applications for The Civil Rehabilitation are Determined	2,328	0.15	2,499	0.16	2,491	0.15	2,415	0.15	2,358	0.15	2,309	0.15	2,280	0.14	2,178	0.14
Loans in Arrears	35,310	2.20	33,978	2.11	35,943	2.23	32,535	2.04	46,709	2.92	53,450	3.36	65,306	4.15	73,996	4.82
Loans Past Due for Three Months or More	1,345	0.08	2,295	0.14	2,066	0.13	3,848	0.24	1,110	0.07	997	0.06	567	0.04	615	0.04
Restructured Loans	36,177	2.25	43,191	2.69	45,504	2.83	50,503	3.16	54,752	3.42	57,800	3.64	59,000	3.75	55,777	3.64

16-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department](ACOM)

(Millions of yen)

	2005/3	%	2005/6	%	2005/9	%	2005/12	%	2006/3	%	2006/6	%	2006/9	%	2006/12	%
11days ≦ <3 months	17,239	1.07	21,075	1.31	22,587	1.40	21,145	1.32	12,968	0.81	19,475	1.23	20,742	1.32	16,179	1.05
31days ≦ <3 months	9,902	0.62	11,777	0.73	11,557	0.72	12,976	0.81	7,289	0.46	9,686	0.61	8,334	0.53	7,846	0.51
11days ≦ <31 days	7,337	0.46	9,298	0.58	11,030	0.69	8,168	0.51	5,679	0.36	9,788	0.62	12,408	0.79	8,333	0.54

17. Allowance for Bad Debts (ACOM)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YOY %	2007/3(E)	YOY %
Allowance for Bad Debts (Millions of yen)	122,400	-5.4	116,500	117,000	118,600	122,700	0.2	131,800	13.1	98,406	-15.9	112,400	-5.2	125,100	2.0
(Allowance for Bad Debts calculated by former method)										(144,500)	(23.5)	(160,577)	(35.4)	(165,100)	(34.6)
Ratio of Allowance for Bad Debts	7.15	-	6.82	6.86	7.02	7.26	-	7.88	-	5.96	-	6.99	-	7.82	-
General Allowance for Bad Debts	76,870	-7.3	72,436	71,207	77,062	66,810	-13.1	69,417	-4.2	46,178	-35.1	50,182	-34.9	57,600	-
Unsecured Consumer Loans	69,348	-7.4	65,264	64,375	70,396	61,187	-11.8	63,541	-2.6	40,578	-37.0	44,875	-38.3	52,900	-
Specific Allowance for Bad Debts	43,657	-2.8	42,349	44,129	39,799	54,276	24.3	60,874	43.7	50,713	14.9	60,631	52.3	65,800	-
Additional Allowance for Bad Debts	-7,000	-132.3	-5,900	-5,400	-3,800	300	104.3	9,100	254.2	-24,293	-	-10,300	-	2,400	-
Allowance for Loss on Debt Guarantees	2,880	54.4	2,960	2,990	3,140	3,330	15.6	3,680	24.3	3,810	27.4	3,770	20.1	4,850	45.6
Additional Allowance for Loss on Debt Guarantees	1,015	-27.0	80	110	260	450	-55.7	350	337.5	480	-	440	69.2	1,520	-

Note:

Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus installment receivables(excluding deferred income on installment sales finance) ×100

18. Allowance for Loss on Interest Repayments(ACOM)

	2005/3	YOY %	2005/6	2005/9	2005/12	2006/3	YOY %	2006/6	YTD %	2006/9	YTD %	2006/12	YTD %	2007/3(E)	YOY %
Allowance for Loss on Interest Repayments (Millions of yen)	-	-	-	-	-	23,700	-	25,000	-	357,500	-	335,391	-	318,900	-
Additional Allowance for Loss on Interest Repayments	-	-	-	-	-	23,700	-	1,300	-	333,800	-	311,691	-	295,200	-

19. Credit Card Business [ACOM MasterCard®](ACOM)

(Millions of yen)

	2005/3	YOY %	2006/3 2005/6	2005/9	2005/12	2006/3	YOY %	2007/3 2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Number of Cardholders	1,191,975	12.0	1,203,179	1,220,853	1,234,566	1,253,603	5.2	1,276,566	6.1	1,285,319	5.3	1,253,339	0.0	1.5	1,145,000	-8.7
Tie-up Card	510,772	89.2	555,001	600,095	642,853	688,052	34.7	739,373	33.2	775,181	29.2	773,495	12.4	20.3	-	-
Number of Accounts with Shopping Receivables	304,233	-9.5	307,503	309,326	313,494	303,242	-0.3	310,262	0.9	311,686	0.8	310,727	2.5	-0.9	-	-
Card Shopping Receivables	48,833	6.3	48,822	48,579	48,739	47,537	-2.7	47,140	-3.4	46,531	-4.2	45,725	-3.8	-6.2	45,200	-4.9
Revolving Receivables	43,774	5.7	43,903	43,735	43,275	43,043	-1.7	42,675	-2.8	42,229	-3.4	41,461	-3.7	-4.2	-	-

20. Installment Sales Finance Business(ACOM)

(Millions of yen)

	2005/3	YOY %	2006/3 2005/6	2005/9	2005/12	2006/3	YOY %	2007/3 2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Number of Customer Accounts	284,782	-26.5	265,708	244,575	226,289	205,783	-27.7	190,907	-28.2	173,292	-29.1	159,768	-22.4	-29.4	156,500	-23.9
Installment Receivables	70,014	-38.5	64,128	56,783	51,840	45,769	-34.6	42,643	-33.5	38,202	-32.7	35,362	-22.7	-31.8	31,900	-30.3
Adjusted Receivables	60,971	-37.0	56,235	49,873	45,729	40,366	-33.8	37,768	-32.8	33,784	-32.3	31,325	-22.4	-31.5	28,400	-29.6
Ratio of Bad Debt Write-offs	4.39	-	0.92	2.00	3.22	4.53	-	0.83	-	1.82	-	2.66	-	-	3.95	-
Number of Merchant Venders	6,353	-	6,423	6,470	6,521	6,553	-	6,584	-	6,626	-	6,663	-	-	-	-

Note 1 Number of customer accounts indicates the number of contracts with receivables outstanding
Note 2 Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.

21. Guarantee Business(ACOM)

(Millions of yen)

	2005/3	YOY %	2006/3 2005/6	2005/9	2005/12	2006/3	YOY %	2007/3 2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Number of Customer Accounts with Outstanding Balance	345,573	28.0	358,459	367,680	377,912	387,173	12.0	397,291	10.8	403,403	9.7	406,194	4.9	7.5	396,700	2.5
Guaranteed Loans Receivables	137,261	35.9	144,558	151,684	156,903	163,782	19.3	169,947	17.6	175,188	15.5	177,069	8.1	12.9	186,700	14.0

Trend in Actual Results and Estimates(Consolidated Subsidiaries)

22. DC Cash One Ltd.

	2005/3		2006/3					2007/3								
	2005/3	YOY %	2005/6	2005/9	2006/12	2006/3	YOY %	2006/6	YOY %	2006/9	YOY %	2006/12	YTD%	YOY %	2007/3(E)	YOY %
Receivable Outstanding (Millions of yen)	59,246	51.9	63,701	68,103	70,768	74,142	25.1	77,253	21.3	80,064	17.6	81,536	10.0	15.2	84,900	14.5
Number of Customer Accounts	150,074	39.1	157,849	163,612	168,082	172,183	14.7	176,248	11.7	179,646	9.8	181,664	5.5	8.1	189,000	9.8
Average Balance of Loans per Account (Thousands of yen)	395	9.1	404	416	421	431	9.1	438	8.4	445	7.0	448	3.9	8.4	449	4.2
Average Loan Yield (%)	-	-	17.14	17.10	17.04	17.00	-	16.85	-	16.81	-	16.76	-	-	16.66	-
Number of New Loan Customers	-	-	12,802	23,430	33,350	43,354	-	10,746	-16.1	20,929	-10.7	30,544	-	-8.4	44,600	2.9
Number of Business Outlets	-	-	50	161	263	322	-	502	-	478	-	381	-	-	-	-
DC Cash One's Direct Outlets	-	-	2	2	2	2	-	2	-	1	-	1	-	-	1	-
Agency-type Outlets(ACOM)	-	-	48	159	261	320	-	500	-	477	-	380	-	-	-	-
Number of Employees	-	-	50	41	53	64	-	71	-	72	-	70	-	-	-	-
Guaranteed Receivable (Millions of yen)	-	-	-	-	-	254	-	1,616	-	3,630	-	7,021	-	-	26,200	-

(Note)Receivables outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively

(Reference)

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT 7

February 2, 2007

49th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 49th issuance of domestic unsecured straight bonds via book-entry transfer system for corporate bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 49th issuance of domestic unsecured straight bonds
Total value	15 billion yen
Interest rate	1.85% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	February 2, 2007
Payment date	February 9, 2007
Maturation date	February 9, 2012
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	UBS Securities Japan Ltd
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Moody's Investors Service, Inc.: A2
	Japan Credit Rating Agency, Ltd.: A+
	Rating and Investment Information, Inc.: A

EXHIBIT8

(Brief Description)

Supplemental Document to the Shelf Registration Statement

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplement was filed with the DKLFB on February 2, 2007, relating to the Unsecured Straight Bonds Forty-nine Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥15,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Forty-nine Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2006, which was attached to our letter dated October 11, 2006 to the Securities and Exchange Commission ("SEC") under Rule 12g3-2(b) and the news release dated February 2, 2007 ("49th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 7).

March 16, 2007

Notification of Resolution on the Revision of Basic Policy of Establishment of the Internal Control System

ACOM CO., LTD. (hereinafter: "Company") announced that the meeting of the Board of Directors held on May 19, 2006, approved a resolution on the basic policy of establishment of the internal control system. Due to the change of Company's organization and enforcement of compliance structure, Company announces that the meeting of the Board of Directors held on March 16, 2007, approved a resolution on the revision of basic policy of establishment of the internal control system as follows.

Basic Policy of Establishment of the Internal Control System

1. System for assuring compliance with the laws, regulations, and Articles of Incorporation of any actions taken by directors and employees in performing their professional duties

(1) The directors shall be required to clearly indicate the standards of behavior and underlying concepts of compliance to be promoted by our officers and employees by instituting compliance guidelines and Code of Business Ethics and be responsible for disseminating them across the entire organization to ensure the thorough comprehension of staff as well as practicing by themselves.
The officers and employees shall be required to give priority consideration to corporate ethics at all times in performing their professional duties based on the standards of behavior and in compliance not only with governing laws, regulations, Articles of Incorporation, and internal rules but also with social common sense and the spirit of respecting human rights.
The President and Chief Executive Officer shall be required to recognize the practical implementation of compliance as the important theme of management policy, while announcing the corporate commitment to promoting highly ethical business conduct, which is socially and publicly recognized, under their initiative and leadership.

(2) To realize the system for practical implementation of compliance, Compliance Committee, Compliance Department, and Compliance Offices in major departments will be established, appointing personnel with across-the-board responsibilities for compliance supervision as well as personnel with responsibilities for compliance promotion and compliance staff in each department respectively.

(A) The Compliance Committee, organized mainly outside the Company, considers and proposes issues related to compliance. Details are follows;

- Basic policy and standards of behavior
- Important issues for maintenance and operation
- Action plans for single and medium-term
- Rectification, instruction, and prevention for important situation

(B) The personnel with across-the-board responsibilities for compliance supervision shall be responsible for establishing corporate-wide systems for promoting pragmatic compliance, monitoring and controlling progress thereof, and preventing repetition of any violations.

(C) Compliance Department shall be responsible for measuring and promoting issues related to compliance among the group, support and instruct Compliance Offices, Personnel with responsibilities for compliance promotion, compliance staff, and ensure governing laws, regulations, Articles of Incorporation, and internal rules through examining various issues as well as discussions at Board of Directors and Executive Officers Meeting.

(D) Compliance Offices shall be responsible for measuring and promoting issues related to compliance in its division and order and instruct personnel with responsibilities for compliance promotion.

(E) Personnel with responsibilities for compliance promotion shall be responsible for measuring and promoting issues related to compliance in each department and order and instruct compliance staff.

(F) Compliance staff shall be responsible for promotion compliance through sharing guidelines and manual related to compliance in each department, training, and monitoring.

(3) For proactive prevention, early discovery, and effective rectification of any misconduct, offices for contact and consultation regarding the implementation of compliance shall be set up both inside and outside the Company, while efforts shall be undertaken for appropriate handling of internal information and protection of informants subject to the rules for protecting internal informants.

(4) To ensure compliance requirements, the performance of directors will be monitored, in addition to the regular audits conducted by statutory auditors, through enhanced cross-surveillance and control between directors, including successively appointed external directors.

The Internal Audit Department shall be responsible for auditing the progress in practice of compliance based on auditing rules and audit plans and reporting the results to the

Board of Directors and statutory auditors, together with any comments or proposals as necessary.

2. System for storing and controlling information concerning the performance of directors

(1) For appropriate storage and control of information records concerning the job performance of directors (including electronically recorded information), retention period, storage facilities, controlling procedures, and appointment of responsible personnel in charge shall be clearly defined in the rules for Board of Directors, important conference, and confidential information management so that the directors and statutory auditors may access such information whenever they need.

(2) To ensure appropriate corporate-wide information management, the appointment of personnel with across-the-board responsibilities for information security, the introduction of organizational and systematic information storage and a control system by defining the roles to be undertaken by the respective organizational units and personnel, and periodical monitoring of the progress thereof shall be implemented.

3. Regulation and other system regarding control of risk for loss

(1) The directors shall be required to enact the rule for controlling management risks and to intend to establish appropriate and effective system for controlling management risks subject to the governing laws, regulations, and Articles of Incorporation, and applicable internal rules, and make decisions or give instructions on any matters of importance based on discussions and reports presented at meetings of the Board of Directors.

(2) Subject to the aforementioned rules for controlling management risks, Categorical Risk Control Department shall be set up depending upon respective risk categories defined hereunder, which include legal risks, credit risks, market risks, liquidity risks, operational risks, information asset risks, and accident and disaster risks, while for corporate-wide horizontally-integrated comprehensive risk management, an Integrated Risk Control Department shall be established.

(3) The Categorical Risk Control Department shall be responsible for establishing a categorical risk control system that includes instituting rules and manuals for categorical risk control and developing management techniques applicable thereto. The Integrated Risk Control Department shall be responsible for centralized management of corporate-wide risk information, periodically reporting to the Board of Directors, and making proposals that will be beneficial for the promotion of corporate-wide management of risk control.

(4) The Internal Audit Department shall be responsible for auditing whether or not the respective departments and offices are implementing their businesses appropriately and efficiently in accordance with the governing laws, regulations, manuals, and internal directives, and submitting its Audit Reports to the Board of Directors periodically or as necessary.

(5) In the event of an especially grave risk, such as a major disaster or the break-down of a mission-critical system that may seriously affect internal or external business performance, an Immediate Task Force Committee shall promptly be convened to minimize potential losses and the duration of any downtime by putting immediate and effective countermeasures into action.

4. System for ensuring the effective job performance of directors

(1) Based on our Corporate Philosophy, the directors shall be required to design a Medium-Term Management Policy and Management Plan as well as those for single-years, deploy them through the operational plans of the respective departments and offices, periodically evaluate their performance, and determine the re-distribution of management resources based on such evaluations.

(2) For swift and effective decision-making and business operations, an executive officer system shall be introduced, under which the scope of business responsibilities and powers and authority delegated by the President and Chief Executive Officer to the respective executive officers shall be clearly defined. Furthermore, to realize effective and full-fledged discussions at the meeting of Board of Directors, an Executive Officers' Meeting, comprising senior executive officers, shall be set up to make corporate decisions concerning business matters entrusted to the powers and authority of the directors, and to conduct preliminary deliberations on business issues to be presented to the meeting of the Board of Directors for their approval.

(3) In the business execution level lower than that of executive officers, organizational job allocation by business function and operational business judgment standards by job classification shall be clearly defined so that the scope of business responsibility to be undertaken and powers and authority exercisable by the respective job functions or job hierarchies may clearly be identified. This, together with an Approval System, enables timely and appropriate decision making and thereby facilitates efficient business operation.

5. System for ensuring the appropriateness of business activities carried out by the business group comprising the Company and its subsidiaries

(1) To conduct support and control affiliates' business management while appreciating their autonomy, a specific controlling office shall be set up subject to the rules for controlling affiliates. Furthermore, for realizing sound development of affiliates' businesses, the group-wide management policy shall be thoroughly publicized at the Group Business Meeting or through the periodical holding of business adjustment meetings between the Company and its affiliates, in which the situation of major accounting figures and important managerial matters of affiliates shall be reported for submission to the Executive Officers' Meeting as the case may be.

(2) To ensure the appropriateness of the business operations conducted by affiliates, enhanced business alliances between the Company and its affiliates shall be promoted through active personnel and technological assistance rendered for the benefit of affiliates, which include overall business management and research services for improving the effectiveness of affiliates' business management, as well as the interchange of business information between statutory auditors of the Company and those of its affiliates.

(3) Compliance Department shall be responsible for designing a group-wide fundamental compliance policy regarding the practice of affiliates' business ethics to control the compliance issues of affiliates, and for supporting the establishment of a practical system to promote compliance including the enactment of rules for observing business compliance requirements, and systems to protect insider informants.

(4) The Internal Audit Department shall be responsible for conducting direct auditing of affiliates, depending on the scale of business and characteristics of each affiliate, assisting and evaluating the internal auditing carried out by affiliates for the benefit of their internal controls, and thereby enhancing the group-wide auditing system.

6. Matters concerning statutory auditors' request for assigning assistants to support their professional duties and the issue of assistants' independence from the directors of the Company

(1) For assisting the professional duties of the statutory auditors, the Statutory Auditors Office shall be set up, and assistants collaborating in the statutory auditors' work shall be assigned from among the personnel of the Company.

(2) The number of and qualification for statutory auditors' assistants shall be determined after consultations with the statutory auditors.

(3) The assistants helping statutory auditors shall be full-time subordinates of the statutory auditors and free from any order or directive of the Company's directors or any other business operation units of the Company.

(4) Any decisions concerning personnel assignment, transfer, assessment, and disciplinary punishment with respect to assistants to statutory auditors shall be subject to prior consultation with the statutory auditors.

7. System under which directors and auditors' assistants report to statutory auditors and other system under which any report is made to statutory auditors

(1) The directors and responsible personnel of the respective departments and offices of the Company shall be required to make reports to statutory auditors with respect to the following matters subject to the governing laws, regulations, and internal rules:

- Any reports concerning directors' job performance
- Any reports concerning finance and accounting
- Current situation concerning internal auditing and risk management
- Any matters that could cause significant losses to the Company(including subsidiaries), any misconduct or violation of important laws and regulations, and Articles of Incorporation
- Any reports and current situation concerning important facts notified by the internal report system
- Progress in establishing the Compliance System
- Progress in establishing the Internal Control System

(2) Statutory auditors shall be entitled to request any other reports from the directors and employees of the Company that they consider to be necessary.

8. Other system for ensuring effective auditing by statutory auditors

(1) The statutory auditors shall be entitled to attend any important conferences or committee meetings including the Executive Officers' Meeting, in addition to the meeting of the Board of Directors, to monitor the decision-making processes on important issues and the current status of business operations. Statutory auditors shall also be entitled to inspect the following documents:

- Documents with legal storage requirements
- Letters of Approval Request for managerial decisions (those approved by the directors are directly sent to the auditors)
- Important contracts and documents for external use
- Important minutes of meetings and relevant reports
- Documents related to lawsuits and disputes
- Documents related to accidents, illegalities, and complaints
- Important documents related to business execution and others

(2) The President and Chief Executive Officer shall be required to hold periodical meetings with the Board of Statutory Auditors to review any corporate issues to be addressed by the Company, monitor and exchange views and opinions on the current situation of auditing by statutory auditors, and take effective countermeasures to resolve any important auditing problems based on requests made by the Board of Statutory Auditors.

(3) The statutory auditors shall be required to exert their efforts in exchanging information with the independent auditors, the Internal Audit Department, and the statutory auditors of affiliates, and to coordinate a cooperative relationship with them to ensure effective auditing of the Company and its affiliates.

Enactment: May 23, 2006
Revision: March 16, 2007

EXHIBIT 10

March 27, 2007

50th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 50th issuance of domestic unsecured straight bonds via book-entry transfer system for corporate bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt and payment of operating expenses, etc. Registration relating to the issuance was carried out on June 27, 2005 and became effective as of July 5, 2005.

Name of issuance	ACOM CO., LTD. 50th issuance of domestic unsecured straight bonds
Total value	10 billion yen
Interest rate	2.09% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	March 27, 2007
Payment date	April 6, 2007
Maturation date	April 4, 2014
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Deutsche Securities Inc.
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Moody's Investors Service, Inc.: A2
	Japan Credit Rating Agency, Ltd.: A
	Rating and Investment Information, Inc.: A

EXHIBIT 11

(Brief Description)

Supplemental Document to the Shelf Registration Statement

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Securities and Exchange Law.

The Supplement was filed with the DKLFB on March 27, 2007, relating to the Unsecured Straight Bonds Fifty Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥10,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on June 27, 2005 (the "2005 Shelf Registration Statement") which had become effective as of July 5, 2005.

The 2005 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Fifty Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2006, which was attached to our letter dated October 11, 2006 to the Securities and Exchange Commission ("SEC") under Rule 12g3-2(b) and the news release dated March 27, 2007 ("50th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 10).

END